March 3, 2006


Movie Gallery Inc.
Commission file #: 000-24548
Responses to Staff's Comments on letter dated February 9, 2006

Form 10-K for the year ended January 2, 2005

1. We note from your response to our prior comment 4 that the reclassification in 2003 was due to outstanding checks that had been classified as a current liability that should have been offset against available cash. Please explain to us how the prepaid expense account was affected in the reclassification as it would seem that this account should have originally been charged when the liability was established and would not need to be reclassified.

Response
There were actually two separate classification issues, both of which affected our reported cash amount in some quarters prior to the third quarter of 2004. The first issue dealt with rent payments under operating leases which, in most cases, are due at the beginning of each month. In order to allow for adequate transit time through the postal service, we typically cut and release these checks during the last week of each month. We noted in the third quarter of 2004 that rather than properly charging the rent amounts to prepaid expense, the practice had been to improperly reverse the results of the check processing entries by subsequently debiting cash and crediting a current liability. The second issue, also identified during the third quarter of 2004, was a lack of consistency in the classification of outstanding checks between available cash in our concentration account and current liabilities.

2. We note from your response to our prior comment 5 that you have provided us with net income before tax, depreciation expense adjustment and adjusted net income before tax amounts for each of the requested periods. Please explain to us the nature of the depreciation adjustments shown in your table for each period, as it is not clear how the amounts equal the cumulative $6.3 million adjustment or $2.9 million adjustment related to years prior to 2004. We would expect that the depreciation expense adjustments for each period would represent the adjustment necessary to make that specific periods expense equal to what it would have been if the accounting had been done correctly from the inception of the lease. If the amounts included in your response represent the adjustment that applied to each specific period, please explain to us why the majority of the adjustment would have occurred in the fourth quarter of 2004, as shown in your table.

Response
The table included in our prior response did not disclose the amount of the adjustment that was included in the "as reported" numbers. To clarify this issue, below is the table included in our prior response with additional information. A line was added to disclose the adjustment amount included in the "as reported" numbers. A line was added to disclose the period specific depreciation adjustment. This adjustment is amount of necessary to make that specific period's expense equal to what it would have been if the accounting had been done correctly from the inception of the lease. The amount of $5,431 shown in the 4th quarter of fiscal 2004 represents the amount of excess depreciation expense recorded in the 4th quarter on a cumulative catch up basis that related to prior years, as well as prior interim periods of fiscal 2004. The majority of the adjustment would not have occurred in the 4th quarter.

The period 2001 was added to allow reconciliation to the $2.9 million that related to years prior to 2004.

Year/Quarter     2001   2002   2003    Q1    Q2     Q3     Q4     2004
Net income
before tax, as
reported(NIBT)  24,144 34,857 81,423 29,997 17,433 15,105 18,669 81,204

Adjustment
included in as
reported(NIBT)       -      -      -      -      -      - (6,321)(6,321)

Depreciation
expense adjustment(351)  (665)(1,858)  (803)  (875)  (879) 5,431  2,874
% of NIBT         -1.5%  -1.9%  -2.3%  -2.7%  -5.0%  -5.8%  29.1%  3.5%

Period specific
Depreciation
Expense adjustment(351)  (665)(1,858)  (803)  (875)  (879)  (890)(3,447)

Adjusted net
income before
tax (ANIBT)     23,793 34,192 79,565 29,194 16,558 14,226 24,100 84,078
% of ANIBT	 -1.5%  -1.9%  -2.3%  -2.8%  -5.3%  -6.2%  22.5%   3.4%


Form 10-Q for the period ended October 3, 2005

3. We note from your response to our prior comment 12 that the adjustments to goodwill are due to changes in accounts payable, accrued liabilities and deferred revenue. In future filings, in addition to expanding your disclosure to include the facts and circumstances resulting in the change in purchase price allocation, please list the dollar amount related to each change.

Response
The Staff's comments have been noted and disclosures in future filings will include the requested information.